Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

June 28, 2006
TSX-V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

Avino Silver & Gold Mines Ltd. (the “Company”) is pleased to announce that a drill program has started at its former producing mine in Durango Mexico.

The initial program will consist of 9 NQ diameter diamond drill core holes totaling 3200 metres. The holes will explore the down dip extension of silver, copper, gold ore shoots in the Avino Vein system, which were mined by the Company during the period 1976 to 2001.

The Company is currently mobilizing an IP geophysical team who will run surveys over various showings and former producing mines in the mine area.

Following the current drill program, the Company intends to drill several of these other targets.

This report was prepared by Chris J. Sampson, P. Eng., a Qualified Person under National Instrument 43-101.

On Behalf of the Board

“David Wolfin”

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.